Exhibit 18


REPORT OF INDEPENDENT ACCOUNTANTS - ACCOUNTING CHANGE

Otter Tail Power Company

We have audited the consolidated balance sheets of Otter Tail Power
Company and its subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1998, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 1, 1999. Note 2 to such consolidated financial statements contains a description of the Company's change in its method of accounting for unbilled revenues in the States of Minnesota and South Dakota during 1998. In our judgement, such change is to an alternative accounting principle that is preferable under the circumstances.




Deloitte & Touche LLP
Minneapolis, Minnesota
February 1, 1999